Exhibit 99.1

GDS Reports

Fourth Quarter and Full Year 2023 Results

1

GDS Holdings Limited Reports Fourth Quarter and Full Year 2023 Results

Shanghai, China, March 26, 2024 – GDS Holdings Limited (“GDS Holdings”, “GDS” or the “Company”) (NASDAQ: GDS; HKEX: 9698), a leading developer and operator of high-performance data centers in China and South East Asia, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2023.

Fourth Quarter 2023 Financial Highlights

•	Net revenue increased by 6.3% year-over-year (“Y-o-Y”) to RMB2,556.5 million (US$360.1 million) in the fourth quarter of 2023 (4Q2022: RMB2,404.0 million).

•	Net loss was RMB3,164.6 million (US$445.7 million) in the fourth quarter of 2023 (4Q2022: net loss of RMB177.9 million).

•	Adjusted EBITDA (non-GAAP) increased by 5.7% Y-o-Y to RMB1,132.6 million (US$159.5 million) in the fourth quarter of 2023 (4Q2022: RMB1,071.5 million). See “Non-GAAP Disclosure” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

•	Adjusted EBITDA margin (non-GAAP) was 44.3% in the fourth quarter of 2023 (4Q2022: 44.6%).

Full Year 2023 Financial Highlights

•	Net revenue increased by 6.8% Y-o-Y to RMB9,956.5 million (US$1,402.3 million) in 2023 (2022: RMB9,325.6 million).

•	Net loss was RMB4,285.4 million (US$603.6 million) in 2023 (2022: net loss of RMB1,266.1 million).

•	Adjusted EBITDA (non-GAAP) increased by 8.8% Y-o-Y to RMB4,624.1 million (US$651.3 million) in 2023 (2022: RMB4,251.4 million). See “Non-GAAP Disclosure” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

•	Adjusted EBITDA margin (non-GAAP) was 46.4% in 2023 (2022: 45.6%).

2

Fourth Quarter and Full Year 2023 Operating Highlights

•	Total area committed and pre-committed by customers increased by 17,242 square meters (“sqm”) (net) in the fourth quarter of 2023, and by 40,259 sqm (net) in the full year of 2023, to reach 670,975 sqm as of December 31, 2023, an increase of 6.4% Y-o-Y (December 31, 2022: 630,716 sqm).

•	Area in service increased by 18,344 sqm in the fourth quarter of 2023, and by 56,767 sqm in the full year of 2023, to reach 572,555 sqm as of December 31, 2023, an increase of 11.0% Y-o-Y (December 31, 2022: 515,787 sqm).

•	Commitment rate for area in service was 92.8% as of December 31, 2023 (December 31, 2022: 95.5%).

•	Area under construction was 182,746 sqm as of December 31, 2023 (December 31, 2022: 192,713 sqm).

•	Pre-commitment rate for area under construction was 76.4% as of December 31, 2023 (December 31, 2022: 71.5%).

•	Area utilized by customers increased by 20,074 sqm (net) in the fourth quarter of 2023, and by 48,201 sqm (net) in the full year of 2023, to reach 418,748 sqm as of December 31, 2023, an increase of 13.0% Y-o-Y (December 31, 2022: 370,547 sqm).

•	Utilization rate for area in service was 73.1% as of December 31, 2023 (December 31, 2022: 71.8%).

“In 2023, we made steady progress towards achieving our objectives,” said Mr. William Huang, Chairman and CEO of GDS. “In China, we were highly selective on new bookings, focused on delivering backlog to customers, and controlled capex. At the same time, we made great progress in growing our international presence. Today we announced the equity raise for our international business, which marks an important milestone in our drive to establish international as a standalone business and our second growth engine.”

“For 2023, our revenue grew 6.8%, in line with our guidance, while adjusted EBITDA increased by 8.8%, surpassing the upper end of our guidance range,” said Mr. Dan Newman, Chief Financial Officer. “The successful US$587 million equity raise for GDS International proves that we are able to access capital at the subsidiary level to finance overseas expansion.”

3

Fourth Quarter 2023 Financial Results

Net revenue in the fourth quarter of 2023 was RMB2,556.5 million (US$360.1 million), a 6.3% increase over the fourth quarter of 2022 of RMB2,404.0 million and a 1.5% increase over the third quarter of 2023 of RMB2,519.0 million. Service revenue in the fourth quarter of 2023 was RMB2,556.5 million (US$360.1 million), a 6.3% increase over the fourth quarter of 2022 of RMB2,404.0 million, and a 1.5% increase over the third quarter of 2023 of RMB2,519.0 million The increase was mainly due to full quarter revenue contribution from additional area utilized in the third quarter of 2023, and the contribution from 20,074 sqm of net additional area utilized in the fourth quarter of 2023, mainly related to the SH17 Phase 1, BJ7, LF13 Phase 1, LF15, HK1 Phase 1 and NTP1 data centers.

Cost of revenue in the fourth quarter of 2023 was RMB2,124.2 million (US$299.2 million), a 10.9% increase over the fourth quarter of 2022 of RMB1,916.0 million and a 2.5% increase over the third quarter of 2023 of RMB2,071.6 million. The increase over the third quarter of 2023 was mainly due to an increase in depreciation and amortization cost resulting from more data centers coming into service in recent quarters and an increase in other components in cost of revenue, partially offset by a decrease in utility cost due to seasonal factors.

Gross profit was RMB432.3 million (US$60.9 million) in the fourth quarter of 2023, a 11.4% decrease over the fourth quarter of 2022 of RMB488.0 million, and a 3.4% decrease over the third quarter of 2023 of RMB447.4 million.

Gross profit margin was 16.9% in the fourth quarter of 2023, compared with 20.3% in the fourth quarter of 2022, and 17.8% in the third quarter of 2023. The decrease over the third quarter of 2023 was mainly due to an increase in depreciation and amortization cost resulting from more data centers coming into service in recent quarters and an increase in other components in cost of revenue, partially offset by a decrease in utility cost due to seasonal factors.

Adjusted Gross Profit (“Adjusted GP”) (non-GAAP) is defined as gross profit excluding depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs and share-based compensation expenses allocated to cost of revenue. Adjusted GP was RMB1,270.9 million (US$179.0 million) in the fourth quarter of 2023, a 3.8% increase over the fourth quarter of 2022 of RMB1,224.7 million and a 1.9% increase over the third quarter of 2023 of RMB1,247.3 million. See “Non-GAAP Disclosure” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

4

Adjusted GP margin (non-GAAP) was 49.7% in the fourth quarter of 2023, compared with 50.9% in the fourth quarter of 2022, and 49.5% in the third quarter of 2023. The increase over the third quarter of 2023 was mainly due to a decrease in utility cost due to seasonal factors, partially offset by an increase in other components in cost of revenue.

Selling and marketing expenses, excluding share-based compensation expenses of RMB9.3 million (US$1.3 million), were RMB25.9 million (US$3.6 million) in the fourth quarter of 2023, a 4.5% increase from the fourth quarter of 2022 of RMB24.8 million (excluding share-based compensation of RMB8.2 million) and a 1.5% decrease from the third quarter of 2023 of RMB26.3 million (excluding share-based compensation of RMB12.6 million). The decrease was mainly due to less marketing activities during the quarter.

General and administrative expenses, excluding share-based compensation expenses of RMB39.7 million (US$5.6 million), depreciation and amortization expenses of RMB117.3 million (US$16.5 million) and operating lease cost relating to prepaid land use rights of RMB16.9 million (US$2.4 million), were RMB135.1 million (US$19.0 million) in the fourth quarter of 2023, a 14.5% decrease over the fourth quarter of 2022 of RMB158.1 million (excluding share-based compensation expenses of RMB5.5 million, depreciation and amortization expenses of RMB110.4 million and operating lease cost relating to prepaid land use rights of RMB22.1 million) and a 21.4% increase from the third quarter of 2023 of RMB111.3 million (excluding share-based compensation of RMB53.3 million, depreciation and amortization expenses of RMB135.9 million, and operating lease cost relating to prepaid land use rights of RMB16.8 million). The increase over the third quarter of 2023 was mainly due to an increase in corporate expenses as the international business expands.

5

Research and development costs were RMB12.8 million (US$1.8 million) in the fourth quarter of 2023, compared with RMB10.0 million in the fourth quarter 2022 and RMB10.5 million in the third quarter of 2023.

Impairment loss of long-lived assets was RMB3,013.4 million (US$424.4 million) in the fourth quarter of 2023. The impairment loss arises when the estimated undiscounted future cash flows expected to result from the direct use of the asset group plus net proceeds expected from disposition of the asset group, if any, is less than the carrying value of the asset group. Due to lower sales price, slower than expected move-in, fixed remaining lease term for the leased properties, and proactive plans to consolidate certain data centers, based on the Company’s assessment, the impairment loss was recorded in the fourth quarter of 2023, which was the excess of the carrying amount of the asset group over the fair value of the asset group.

Net interest expenses for the fourth quarter of 2023 were RMB482.4 million (US$67.9 million), a 1.2% increase over the fourth quarter of 2022 of RMB476.8 million and a 4.1% decrease over the third quarter of 2023 of RMB503.2 million. The decrease over the third quarter of 2023 was mainly due to a decrease in effective interest rate.

Foreign currency exchange gain for the fourth quarter of 2023 was RMB0.8 million (US$119 thousand), compared with a gain of RMB4.7 million in the fourth quarter of 2022 and a gain of RMB0.9 million in the third quarter of 2023.

Others, net for the fourth quarter of 2023 was RMB30.5 million (US$4.3 million), compared with RMB31.0 million in the fourth quarter of 2022 and RMB21.7 million in the third quarter of 2023.

Income tax benefits for the fourth quarter of 2023 were RMB224.6 million (US$31.6 million), compared with income tax expenses of RMB78.0 million in the fourth quarter of 2022 and income tax expenses of RMB20.9 million in the third quarter of 2023.

6

Net loss in the fourth quarter of 2023 was RMB3,164.6 million (US$445.7 million), compared with a net loss of RMB177.9 million in the fourth quarter of 2022 and a net loss of RMB420.8 million in the third quarter of 2023.

Adjusted EBITDA (non-GAAP) is defined as net loss excluding net interest expenses, income tax expenses (benefits), depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs, share-based compensation expenses, gain from purchase price adjustment and impairment loss of long-lived assets. Adjusted EBITDA was RMB1,132.6 million (US$159.5 million) in the fourth quarter of 2023, a 5.7% increase over the fourth quarter of 2022 of RMB1,071.5 million and a 0.6% increase over the third quarter of 2023 of RMB1,126.3 million.

Adjusted EBITDA margin (non-GAAP) was 44.3% in the fourth quarter of 2023, compared with 44.6% in the fourth quarter of 2022, and 44.7% in the third quarter of 2023. The decrease was mainly due to an increase in other components in cost of revenue and an increase in corporate expenses, partially offset by a decrease in utility cost.

Basic and diluted loss per ordinary share in the fourth quarter of 2023 was RMB2.16 (US$0.30), compared with RMB0.13 in the fourth quarter of 2022, and RMB0.30 in the third quarter of 2023.

Basic and diluted loss per American Depositary Share (“ADS”) in the fourth quarter of 2023 was RMB17.30 (US$2.44), compared with RMB1.06 in the fourth quarter of 2022, and RMB2.37 in the third quarter of 2023. Each ADS represents eight Class A ordinary shares.

Full Year 2023 Financial Results

Net revenue in 2023 was RMB9,956.5 million (US$1,402.3 million), a 6.8% increase from RMB9,325.6 million in 2022. Service revenue in 2023 was RMB9,955.9 million (US$1,402.3 million), a 6.8% increase from RMB9,317.9 million in 2022.

7

Cost of revenue in 2023 was RMB8,034.1 million (US$1,131.6 million), a 8.7% increase from RMB7,389.8 million in 2022.

Gross profit was RMB1,922.5 million (US$270.8 million) in 2023, a 0.7% decrease from RMB1,935.9 million in 2022. Gross profit margin was 19.3% in 2023, compared with 20.8% in 2022.

Selling and marketing expenses, excluding share-based compensation expenses of RMB43.8 million (US$6.2 million), were RMB100.4 million (US$14.1 million) in 2023, a 7.7% decrease from RMB108.7 million (excluding share-based compensation of RMB41.7 million) in 2022.

General and administrative expenses, excluding share-based compensation expenses of RMB166.8 million (US$23.5 million), depreciation and amortization expenses of RMB500.8 million (US$70.5 million) and operating lease cost relating to prepaid land use rights of RMB69.5 million (US$9.8 million), were RMB448.3 million (US$63.1 million) in 2023, a 8.0% decrease from RMB487.6 million (excluding share-based compensation expenses of RMB146.8 million, depreciation and amortization expenses of RMB459.8 million and operating lease cost relating to prepaid land use rights of RMB90.9 million) in 2022.

Research and development costs were RMB38.2 million (US$5.4 million) in 2023, compared with RMB35.8 million in 2022.

Impairment loss of long-lived assets was RMB3,013.4 million (US$424.4 million) in 2023, compared with RMB12.8 million in 2022.

Net interest expenses were RMB1,939.4 million (US$273.2 million) in 2023, a 5.1% increase from RMB1,845.4 million in 2022.

Others, net was RMB98.2 million (US$13.8 million) in 2023, compared with RMB97.5 million in 2022.

8

Net loss was RMB4,285.4 million (US$603.6 million) in 2023, compared with a net loss of RMB1,266.1 million in 2022.

Adjusted EBITDA was RMB4,624.1 million (US$651.3 million) in 2023, a 8.8% increase from RMB4,251.4 million in 2022. Adjusted EBITDA margin (non-GAAP) was 46.4% in 2023, compared with 45.6% in 2022.

Basic and diluted loss per ordinary share was RMB2.96 (US$0.42) in 2023, compared with RMB1.03 in 2022.

Basic and diluted loss per ADS was RMB23.67 (US$3.33) in 2023, compared with RMB8.25 in 2022. Each ADS represents eight Class A ordinary shares.

Sales

Total area committed and pre-committed at the end of the fourth quarter of 2023 was 670,975 sqm, compared with 630,716 sqm at the end of the fourth quarter of 2022 and 653,732 sqm at the end of the third quarter of 2023, an increase of 6.4% Y-o-Y and 2.6% quarter-over-quarter (“Q-o-Q”), respectively. In the fourth quarter of 2023, net additional total area committed was 17,242 sqm, including significant contributions from the SH18, HK2 and TJ1 data centers.

Data Center Resources

Area in service at the end of the fourth quarter of 2023 was 572,555 sqm, compared with 515,787 sqm at the end of the fourth quarter of 2022 and 554,210 sqm at the end of the third quarter of 2023, an increase of 11.0% Y-o-Y and 3.3% Q-o-Q. In the fourth quarter of 2023, LF15 and NTP2 data centers came into service.

Area under construction at the end of the fourth quarter of 2023 was 182,746 sqm, compared with 192,713 sqm at the end of the fourth quarter of 2022 and 189,585 sqm at the end of the third quarter of 2023, a decrease of 5.2% Y-o-Y and a decrease of 3.6% Q-o-Q, respectively. During the fourth quarter, construction commenced on SH18 Phase 3 and NDP1 Phase 1 data centers.

9

•	SH18 Phase 3 is the third and final phase of SH18 data center in the Pujiang site in the Minhang District of Shanghai, next to SH16 and SH17 data centers. It has a net floor area of 8,368 sqm and is 56.5% pre-committed.

•	NDP1 Phase 1 is the first phase of the first data center in Nongsa Digital Park in Batam, Indonesia, with a net floor area of 2,274 sqm.

Commitment rate for area in service was 92.8% at the end of the fourth quarter of 2023, compared with 95.5% at the end of the fourth quarter of 2022 and 91.9% at the end of the third quarter of 2023. Pre-commitment rate for area under construction was 76.4% at the end of the fourth quarter of 2023, compared with 71.5% at the end of the fourth quarter of 2022 and 76.1% at the end of the third quarter of 2023.

Area utilized at the end of the fourth quarter of 2023 was 418,748 sqm, compared with 370,547 sqm at the end of the fourth quarter of 2022 and 398,674 sqm at the end of the third quarter of 2023, an increase of 13.0% Y-o-Y and 5.0% Q-o-Q. In the fourth quarter of 2023, net additional area utilized was 20,074 sqm, which mainly came from additional area utilized in the SH17 Phase 1, BJ7, LF13 Phase 1, LF15, HK1 Phase 1 and NTP1 data centers.

Utilization rate for area in service was 73.1% at the end of the fourth quarter of 2023, compared with 71.8% at the end of the fourth quarter of 2022 and 71.9% at the end of the third quarter of 2023.

Liquidity

As of December 31, 2023, cash was RMB7,710.7 million (US$1,086.0 million). Total short-term debt was RMB3,381.8 million (US$476.3 million), comprised of short-term borrowings and the current portion of long-term borrowings of RMB2,834.0 million (US$399.2 million) and the current portion of finance lease and other financing obligations of RMB547.8 million (US$77.2 million). Total long-term debt was RMB43,035.2 million (US$6,061.4 million), comprised of long-term borrowings (excluding current portion) of RMB26,706.3 million (US$3,761.5 million), convertible bonds payable of RMB8,434.8 million (US$1,188.0 million) and the non-current portion of finance lease and other financing obligations of RMB7,894.2 million (US$1,111.9 million). During the fourth quarter of 2023, the Company obtained new debt financing and refinancing facilities of RMB1,733.1 million (US$244.1 million). For the full year 2023, the Company obtained new debt financing and re-financing facilities of RMB10.0 billion (US$1.4 billion).

10

Business Outlook

For the full year of 2024, the Company expects its total revenues to be between RMB11,340 million to RMB11,760 million, implying a year-on-year increase of between approximately 13.9% to 18.1%; and its Adjusted EBITDA to be between RMB4,950 million to RMB5,150 million, implying a year-on-year increase of between approximately 7.0% to 11.4%. In addition, the Company expects capex to be around RMB6,500 million for the full year of 2024.

This forecast reflects the Company’s preliminary view on the current business situation and market conditions, which are subject to change.

Conference Call

Management will hold a conference call at 8:00 a.m. U.S. Eastern Time on March 26, 2024 (8:00 p.m. Beijing Time on March 26, 2024) to discuss financial results and answer questions from investors and analysts.

Participants should complete online registration using the link provided below at least 15 minutes before the scheduled start time. Upon registration, participants will receive the conference call access information, including dial-in numbers, a personal PIN and an e-mail with detailed instructions to join the conference call.

Participant Online Registration:

https://register.vevent.com/register/BIf6b9ea1aff6f4303b82b564d211cf1f3

11

A live and archived webcast of the conference call will be available on the Company's investor relations website at investors.gds-services.com.

Non-GAAP Disclosure

Our management and board of directors use Adjusted EBITDA, Adjusted EBITDA margin, Adjusted GP and Adjusted GP margin, which are non-GAAP financial measures, to evaluate our operating performance, establish budgets and develop operational goals for managing our business. We believe that the exclusion of the income and expenses eliminated in calculating Adjusted EBITDA and Adjusted GP can provide useful and supplemental measures of our core operating performance. In particular, we believe that the use of Adjusted EBITDA as a supplemental performance measure captures the trend in our operating performance by excluding from our operating results the impact of our capital structure (primarily interest expense), asset base charges (primarily depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs and impairment loss of long-lived assets), other non-cash expenses (primarily share-based compensation expenses), and other income and expenses which we believe are not reflective of our operating performance, whereas the use of adjusted gross profit as a supplemental performance measure captures the trend in gross profit performance of our data centers in service by excluding from our gross profit the impact of asset base charges (primarily depreciation and amortization, operating lease cost relating to prepaid land use rights and accretion expenses for asset retirement costs) and other non-cash expenses (primarily share-based compensation expenses) included in cost of revenue.

We note that depreciation and amortization is a fixed cost which commences as soon as each data center enters service. However, it usually takes several years for new data centers to reach high levels of utilization and profitability. The Company incurs significant depreciation and amortization costs for its early stage data center assets. Accordingly, gross profit, which is a measure of profitability after taking into account depreciation and amortization, does not accurately reflect the Company’s core operating performance.

12

We also present these non-GAAP measures because we believe these non-GAAP measures are frequently used by securities analysts, investors and other interested parties as measures of the financial performance of companies in our industry.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools, and when assessing our operating performance, cash flows or our liquidity, investors should not consider them in isolation, or as a substitute for gross profit, net income (loss), cash flows provided by (used in) operating activities or other consolidated statements of operations and cash flow data prepared in accordance with U.S. GAAP. There are a number of limitations related to the use of these non-GAAP financial measures instead of their nearest GAAP equivalent. First, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted GP, and Adjusted GP margin are not substitutes for gross profit, net income (loss), cash flows provided by (used in) operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP. Second, other companies may calculate these non-GAAP financial measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of these non-GAAP financial measures as tools for comparison. Finally, these non-GAAP financial measures do not reflect the impact of net interest expenses, incomes tax benefits (expenses), depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs, share-based compensation expenses, gain from purchase price adjustment and impairment loss of long-lived assets, each of which have been and may continue to be incurred in our business.

We mitigate these limitations by reconciling the non-GAAP financial measure to the most comparable U.S. GAAP performance measure, all of which should be considered when evaluating our performance. We do not provide forward-looking guidance for certain financial data, such as depreciation, amortization, accretion, share-based compensation and net income (loss); the impact of such data and related adjustments can be significant. As a result, we are not able to provide a reconciliation of forward-looking U.S. GAAP to forward-looking non-GAAP financial measures without unreasonable effort. Such forward-looking non-GAAP financial measures include the forecast for Adjusted EBITDA in the section captioned “Business Outlook” set forth in this press release.

13

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.0999 to US$1.00, the noon buying rate in effect on December 29, 2023 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

About GDS Holdings Limited

GDS Holdings Limited (NASDAQ: GDS; HKEX: 9698) is a leading developer and operator of high-performance data centers in China and South East Asia. The Company’s facilities are strategically located in primary economic hubs where demand for high-performance data center services is concentrated. The Company also builds, operates and transfers data centers at other locations selected by its customers in order to fulfill their broader requirements. The Company’s data centers have large net floor area, high power capacity, density and efficiency, and multiple redundancies across all critical systems. GDS is carrier and cloud-neutral, which enables its customers to access the major telecommunications networks, as well as the largest PRC and global public clouds, which are hosted in many of its facilities. The Company offers co-location and a suite of value-added services, including managed hybrid cloud services through direct private connection to leading public clouds, managed network services, and, where required, the resale of public cloud services. The Company has a 23-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. The Company’s customer base consists predominantly of hyperscale cloud service providers, large internet companies, financial institutions, telecommunications carriers, IT service providers, and large domestic private sector and multinational corporations.

14

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “future,” “guidance,” “intend,” “is/are likely to,” “may,” “ongoing,” “plan,” “potential,” “target,” “will,” and similar statements. Among other things, statements that are not historical facts, including statements about GDS Holdings’ beliefs and expectations regarding the growth of its businesses and its revenue for the full fiscal year, the business outlook and quotations from management in this announcement, as well as GDS Holdings’ strategic and operational plans, are or contain forward-looking statements. GDS Holdings may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) on Forms 20-F and 6-K, in its current, interim and annual reports to shareholders, in announcements, circulars or other publications made on the website of the Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause GDS Holdings’ actual results or financial performance to differ materially from those contained in any forward-looking statement, including but not limited to the following: GDS Holdings’ goals and strategies; GDS Holdings’ future business development, financial condition and results of operations; the expected growth of the market for high-performance data centers, data center solutions and related services in China and South East Asia; GDS Holdings’ expectations regarding demand for and market acceptance of its high-performance data centers, data center solutions and related services; GDS Holdings’ expectations regarding building, strengthening and maintaining its relationships with new and existing customers; the continued adoption of cloud computing and cloud service providers in China and South East Asia; risks and uncertainties associated with increased investments in GDS Holdings’ business and new data center initiatives; risks and uncertainties associated with strategic acquisitions and investments; GDS Holdings’ ability to maintain or grow its revenue or business; fluctuations in GDS Holdings’ operating results; changes in laws, regulations and regulatory environment that affect GDS Holdings’ business operations; competition in GDS Holdings’ industry in China and South East Asia; security breaches; power outages; and fluctuations in general economic and business conditions in China, South East Asia and globally, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in GDS Holdings’ filings with the SEC, including its annual report on Form 20-F, and with the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release and are based on assumptions that GDS Holdings believes to be reasonable as of such date, and GDS Holdings does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

GDS Holdings Limited

Laura Chen

Phone: +86 (21) 2029-2203

Email: ir@gds-services.com

Piacente Financial Communications

Ross Warner

Phone: +86 (10) 6508-0677

Email: GDS@tpg-ir.com

Brandi Piacente

Phone: +1 (212) 481-2050

Email: GDS@tpg-ir.com

GDS Holdings Limited

15

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi ("RMB") and US dollars ("US$"))

	As of December 31, 2022	As of December 31, 2023
	RMB	RMB	US$
Assets
Current assets
Cash	8,608,131	7,710,711	1,086,031
Accounts receivable, net of allowance for credit losses	2,406,025	2,545,913	358,584
Value-added-tax (“VAT”) recoverable	164,743	214,385	30,195
Prepaid expenses and other current assets	772,177	512,644	72,205
Total current assets	11,951,076	10,983,653	1,547,015

Property and equipment, net	46,916,628	47,499,494	6,690,164
Prepaid land use rights, net	23,002	22,388	3,153
Operating lease right-of-use assets	5,633,946	5,436,288	765,685
Goodwill and intangible assets, net	8,124,214	7,765,055	1,093,685
Other non-current assets	2,165,088	2,739,812	385,895
Total assets	74,813,954	74,446,690	10,485,597

Liabilities, Mezzanine Equity and Equity
Current liabilities
Short-term borrowings and current portion of long-term borrowings	3,623,967	2,833,953	399,154
Convertible bonds payable, current	2,083,829	0	0
Accounts payable	3,092,884	3,424,937	482,392
Accrued expenses and other payables	1,173,091	1,318,336	185,684
Operating lease liabilities, current	175,749	180,403	25,409
Finance lease and other financing obligations, current	453,855	547,847	77,163
Total current liabilities	10,603,375	8,305,476	1,169,802

Long-term borrowings, excluding current portion	23,518,058	26,706,256	3,761,497
Convertible bonds payable, non-current	4,294,985	8,434,766	1,188,012
Operating lease liabilities, non-current	1,617,986	1,395,981	196,620
Finance lease and other financing obligations, non-current	8,916,266	7,894,185	1,111,873
Other long-term liabilities	1,678,629	1,586,223	223,415
Total liabilities	50,629,299	54,322,887	7,651,219

Mezzanine equity
Redeemable preferred shares	1,047,012	1,064,766	149,969
Total mezzanine equity	1,047,012	1,064,766	149,969

GDS Holdings Limited shareholders' equity
Ordinary shares	516	516	73
Additional paid-in capital	29,048,598	29,337,095	4,132,043
Accumulated other comprehensive loss	(848,360)	(974,393)	(137,240)
Accumulated deficit	(5,179,705)	(9,469,758)	(1,333,788)
Total GDS Holdings Limited shareholders' equity	23,021,049	18,893,460	2,661,088
Non-controlling interests	116,594	165,577	23,321
Total equity	23,137,643	19,059,037	2,684,409

Total liabilities, mezzanine equity and equity	74,813,954	74,446,690	10,485,597

16

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in thousands of Renminbi ("RMB") and US dollars ("US$")

except for number of shares and per share data)

	Three months ended				Year ended
	December 31, 2022	September 30, 2023	December 31, 2023		December 31, 2022	December 31, 2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net revenue
Service revenue	2,404,034	2,518,978	2,556,490	360,074	9,317,891	9,955,937	1,402,264
Equipment sales	0	55	0	0	7,740	564	79
Total net revenue	2,404,034	2,519,033	2,556,490	360,074	9,325,631	9,956,501	1,402,343
Cost of revenue	(1,916,000)	(2,071,584)	(2,124,173)	(299,184)	(7,389,774)	(8,034,051)	(1,131,572)
Gross profit	488,034	447,449	432,317	60,890	1,935,857	1,922,450	270,771

Operating expenses
Selling and marketing expenses	(32,932)	(38,912)	(35,208)	(4,959)	(150,433)	(144,154)	(20,304)
General and administrative expenses	(296,067)	(317,326)	(309,077)	(43,533)	(1,185,080)	(1,185,426)	(166,964)
Research and development expenses	(9,986)	(10,529)	(12,800)	(1,803)	(35,806)	(38,159)	(5,375)
Impairment loss of long-lived assets	(12,759)	0	(3,013,416)	(424,431)	(12,759)	(3,013,416)	(424,431)
Income (loss) from operations	136,290	80,682	(2,938,184)	(413,836)	551,779	(2,458,705)	(346,303)
Other income (expenses):
Net interest expenses	(476,780)	(503,156)	(482,378)	(67,942)	(1,845,427)	(1,939,433)	(273,163)
Foreign currency exchange gain (loss), net	4,664	908	847	119	1,272	(267)	(38)
Gain from purchase price adjustment	205,000	0	0	0	205,000	0	0
Others, net	30,970	21,680	30,519	4,299	97,493	98,235	13,836
Loss before income taxes	(99,856)	(399,886)	(3,389,196)	(477,360)	(989,883)	(4,300,170)	(605,668)
Income tax (expenses) benefits	(78,039)	(20,945)	224,552	31,627	(276,235)	14,777	2,081
Net loss	(177,895)	(420,831)	(3,164,644)	(445,733)	(1,266,118)	(4,285,393)	(603,587)
Net income attributable to non-controlling interests	(2,851)	(350)	(1,310)	(185)	(3,427)	(4,660)	(656)
Net loss attributable to redeemable non-controlling interests	0	0	0	0	655	0	0
Net loss attributable to GDS Holdings Limited shareholders	(180,746)	(421,181)	(3,165,954)	(445,918)	(1,268,890)	(4,290,053)	(604,243)
Accretion to redemption value of redeemable non-controlling interests	0	0	0	0	(10,801)	0	0
Adjustment to the redemption value of redeemable non-controlling interests	0	0	0	0	(178,982)	0	0
Net loss available to GDS Holdings Limited shareholders	(180,746)	(421,181)	(3,165,954)	(445,918)	(1,458,673)	(4,290,053)	(604,243)
Cumulative dividend on redeemable preferred shares	(13,662)	(13,745)	(13,679)	(1,927)	(51,212)	(53,625)	(7,553)
Net loss available to GDS Holdings Limited ordinary shareholders	(194,408)	(434,926)	(3,179,633)	(447,845)	(1,509,885)	(4,343,678)	(611,796)

Loss per ordinary share
Basic and diluted	(0.13)	(0.30)	(2.16)	(0.30)	(1.03)	(2.96)	(0.42)

Weighted average number of ordinary share outstanding
Basic and diluted	1,467,200,367	1,468,336,869	1,469,982,015	1,469,982,015	1,464,447,843	1,468,187,956	1,468,187,956

17

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amount in thousands of Renminbi ("RMB") and US dollars ("US$"))

	Three months ended				Year ended
	December 31, 2022	September 30, 2023	December 31, 2023		December 31, 2022	December 31, 2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net loss	(177,895)	(420,831)	(3,164,644)	(445,733)	(1,266,118)	(4,285,393)	(603,587)
Foreign currency translation adjustments, net of nil tax	127,949	20,261	117,674	16,574	(247,509)	(125,118)	(17,623)
Comprehensive loss	(49,946)	(400,570)	(3,046,970)	(429,159)	(1,513,627)	(4,410,511)	(621,210)
Comprehensive income attributable to non-controlling interests	(3,602)	(6)	(1,678)	(236)	(5,092)	(5,575)	(785)
Comprehensive loss attributable to redeemable non-controlling interests	0	0	0	0	655	0	0
Comprehensive loss attributable to GDS Holdings Limited shareholders	(53,548)	(400,576)	(3,048,648)	(429,395)	(1,518,064)	(4,416,086)	(621,995)

18

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amount in thousands of Renminbi ("RMB") and US dollars ("US$"))

	Three months ended				Year ended
	December 31, 2022	September 30, 2023	December 31, 2023		December 31, 2022	December 31, 2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net loss	(177,895)	(420,831)	(3,164,644)	(445,733)	(1,266,118)	(4,285,393)	(603,587)
Depreciation and amortization	820,443	886,142	916,135	129,035	3,189,074	3,519,745	495,746
Amortization of debt issuance cost and debt discount	35,711	42,058	20,310	2,861	154,916	152,286	21,449
Share-based compensation expense	38,375	107,957	80,765	11,376	290,815	336,616	47,411
Gain from purchase price adjustment	(205,000)	0	0	0	(205,000)	0	0
Impairment loss of long-lived assets	12,759	0	3,013,416	424,431	12,759	3,013,416	424,431
Others	(31,295)	11,356	(202,342)	(28,499)	7,534	(186,554)	(26,276)
Changes in operating assets and liabilities	414,805	(116,236)	285,750	40,248	674,087	(484,859)	(68,290)
Net cash provided by operating activities	907,903	510,446	949,390	133,719	2,858,067	2,065,257	290,884

Purchase of property and equipment and land use rights	(2,135,231)	(1,478,410)	(1,067,581)	(150,366)	(7,803,687)	(6,003,269)	(845,543)
Receipts (payments) related to acquisitions and investments	4,270	(94,000)	(85,925)	(12,102)	(3,471,197)	(322,373)	(45,405)
Net cash used in investing activities	(2,130,961)	(1,572,410)	(1,153,506)	(162,468)	(11,274,884)	(6,325,642)	(890,948)

Net proceeds from financing activities	859,971	442,341	376,895	53,085	4,856,318	3,142,494	442,611
Net cash provided by financing activities	859,971	442,341	376,895	53,085	4,856,318	3,142,494	442,611
Effect of exchange rate changes on cash and restricted cash	(8,652)	(10,222)	4,705	662	416,198	154,302	21,734

Net (decrease) increase of cash and restricted cash	(371,739)	(629,845)	177,484	24,998	(3,144,301)	(963,589)	(135,719)
Cash and restricted cash at beginning of period	9,253,805	8,370,564	7,740,395	1,090,212	12,026,367	8,882,066	1,251,013
Reclassification as assets of disposal group classified as held for sale	0	(324)	53	7	0	(545)	(77)
Cash and restricted cash at end of period	8,882,066	7,740,395	7,917,932	1,115,217	8,882,066	7,917,932	1,115,217

19

GDS HOLDINGS LIMITED

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi ("RMB") and US dollars ("US$")

except for percentage data)

	Three months ended				Year ended
	December 31, 2022	September 30, 2023	December 31, 2023		December 31, 2022	December 31, 2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
Gross profit	488,034	447,449	432,317	60,890	1,935,857	1,922,450	270,771
Depreciation and amortization	708,324	748,658	797,284	112,295	2,722,785	3,012,843	424,350
Operating lease cost relating to prepaid land use rights	4,344	10,434	10,615	1,495	10,944	38,792	5,464
Accretion expenses for asset retirement costs	1,578	1,708	1,640	231	6,366	6,805	958
Share-based compensation expenses	22,417	39,005	29,066	4,095	97,055	116,467	16,404
Adjusted GP	1,224,697	1,247,254	1,270,922	179,006	4,773,007	5,097,357	717,947
Adjusted GP margin	50.9%	49.5%	49.7%	49.7%	51.2%	51.2%	51.2%

20

GDS HOLDINGS LIMITED

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi ("RMB") and US dollars ("US$")

except for percentage data)

	Three months ended				Year ended
	December 31, 2022	September 30, 2023	December 31, 2023		December 31, 2022	December 31, 2023
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net loss	(177,895)	(420,831)	(3,164,644)	(445,733)	(1,266,118)	(4,285,393)	(603,587)
Net interest expenses	476,780	503,156	482,378	67,942	1,845,427	1,939,433	273,163
Income tax expenses (benefits)	78,039	20,945	(224,552)	(31,627)	276,235	(14,777)	(2,081)
Depreciation and amortization	820,443	886,142	916,135	129,035	3,189,074	3,519,745	495,746
Operating lease cost relating to prepaid land use rights	26,401	27,211	27,494	3,872	101,848	108,254	15,247
Accretion expenses for asset retirement costs	1,578	1,708	1,640	231	6,366	6,805	958
Share-based compensation expenses	38,375	107,957	80,765	11,376	290,815	336,616	47,411
Gain from purchase price adjustment	(205,000)	0	0	0	(205,000)	0	0
Impairment loss of long-lived assets	12,759	0	3,013,416	424,431	12,759	3,013,416	424,431
Adjusted EBITDA	1,071,480	1,126,288	1,132,632	159,527	4,251,406	4,624,099	651,288
Adjusted EBITDA margin	44.6%	44.7%	44.3%	44.3%	45.6%	46.4%	46.4%

21